

August 12, 2019

John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902

> **Re: Dorian LPG Ltd.**
> **Form S-3 Registration Statement**
> **Filed August 7, 2019**
> **File No. 333-233104**

Dear Mr. Hadjipateras:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at (202) 551-3328 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure